Intelligent Living Application Group Inc.

November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias
Bradley Ecker

Re:	Intelligent Living Application Group Inc. Registration Statement on Form F-3 File No. 333-274495

Acceleration Request

Requested Date:	December 1, 2023
Requested Time:	4:00 p.m. Eastern Time

Dear Mr. Dias and Mr. Ecker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Intelligent Living Application Group Inc. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call our counsel Mr. Jeffrey Li at (703) 618-2505 at FisherBroyles, LLP.

Very truly yours,

Intelligent Living Application Group Inc.

/s/ Bong Lau
Bong Lau, Chief Executive Officer